 EXHIBIT 99.01

To announce the differences between the third quarter of 2016 financial statements under Taiwan-IFRSs and IFRSs

Date of events: 2016/10/28

Contents:

1.Date of occurrence of the event:2016/11/11

2.Of which year/ quarter financial report required to be adjusted:The third quarter of 2016

3.Accounting principles applied (domestic listing securities):International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the ROC (“Taiwan-IFRSs”)

4.Inconsistent items/ amounts (domestic listing securities):Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$9,918,328 thousand and NT$33,178,735 thousand, consolidated net income attributable to stockholders of the parent of NT$9,576,794 thousand and NT$32,306,109 thousand, and basic earnings per share of NT$1.23 and NT$4.16 for the three months and nine months ended September 30, 2016, respectively. The Company also reported total assets of NT$430,902,810 thousand, total liabilities of NT$66,618,545 thousand, and total equity of NT$364,284,265 thousand as of September 30, 2016.

5.Accounting principles applied (securities issued overseas):International Financial Reporting Standards as issued by the IASB (“IFRSs”)

6.Inconsistent items/ amounts (securities issued overseas):Under IFRSs, the Company reported consolidated net income of NT$8,891 million and NT$34,249 million, consolidated net income attributable to stockholders of the parent of NT$8,583 million and NT$33,368 million, and basic earnings per share of NT$1.11 and NT$4.30 for the three months and nine months ended September 30, 2016, respectively. The Company also reported total assets of NT$430,699 million, total liabilities of NT$70,015 million, and total equity of NT$360,684 million as of September 30, 2016.

7.Cause of the inconsistency:The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of 10% income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to unappropriated earnings did not affect total equity.

8.Any other matters that need to be specified:Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.